(Not for Distribution to US newswire Services or for dissemination in the United States)
Evolving Gold Corp Announces Increase in Financing

April 25, 2007, Vancouver, British Columbia: Evolving Gold Corporation (CNQ: GOLD) (OTCBB: EVOGF) (the Company) is pleased to announce that the financing previously announced on March 19,2007, with Pacific International Securities Inc. for the private placement to raise up to $3,000,000 (the Offering) has been increased to $3,013,250.00.

The Offering will now consist of the issuance of up to 12,053,000 units (the Units) from the previously announced 12,000,000 Units, at $0.25 per Unit, each Unit will consist of one common share and one transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years from the date of closing at a price of $0.35. The Company will pay a commission equal to 8% of the gross proceeds of the Offering, payable in cash or Units of the Offering, at the election of the Agent. The Agent will also be granted compensation options (the Compensation Options) equal in number to 10% of the number of Units sold under the Offering. Each Compensation Option will entitle the Agent to purchase one common share for a period of two years from the date of closing at an exercise price of $0.30. Closing of the Offering is subject to regulatory approval and customary conditions.

The net proceeds of the financing will be used for acquisition and exploration of mineral properties in Nevada and New Mexico and for general working capital purposes.

About Evolving Gold Corp.
Evolving Gold Corp. is a Canadian-based precious mineral exploration and development company focused on projects in SW United States, in particular Nevada. A strong team of highly experienced geo-science and financial professionals positions Evolving for aggressive acquisition and development of prospective gold properties.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
"Lawrence Dick"
Dr. Lawrence A Dick
President and Director
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.
Not For Distribution to U.S. Newswire Services or for Dissemination in The United States

Suite 1500 - 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8
Tel. 604-685-6375 Toll Free 866-604-3864 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD      OTC-BB: EVOGF